Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 18, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Fluphenazine Hydrochloride Tablets, USP in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of

Fluphenazine Hydrochloride Tablets, USP in the U.S. Market

Hyderabad, India, February 18, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. February 18, 2021— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Fluphenazine Hydrochloride Tablets, USP, a therapeutic equivalent generic version of Prolixin Tablets, 1 mg, 2.5 mg, 5 mg, and 10 mg, approved by the U.S. Food and Drug Administration (USFDA).

The Prolixin brand and generic had U.S. sales of approximately $134 million MAT for the most recent twelve months ending in December 2020 according to IQVIA Health*.

Dr. Reddy’s Fluphenazine Hydrochloride Tablets, USP are available in 1 mg, 2.5 mg, 5 mg, and 10 mg tablets in 100 bottle count sizes.

Please see the full prescribing information including boxed warning. https://www.drreddys.com/pi/fluphenazine_hcl_tabs_pi.pdf

WARNING

Increased Mortality in Elderly Patients with Dementia-Related Psychosis:

Elderly patients with dementia-related psychosis treated with antipsychotic drugs are at an increased risk of death. Analyses of seventeen placebo-controlled trials (modal duration of 10 weeks), largely in patients taking atypical antipsychotic drugs, revealed a risk of death in drug-treated patients of between 1.6 to 1.7 times the risk of death in placebo-treated patients. Over the course of a typical 10-week controlled trial, the rate of death in drug-treated patients was about 4.5%, compared to a rate of about 2.6% in the placebo group. Although the causes of death were varied, most of the deaths appeared to be either cardiovas cular (e.g., heart failure, sudden death) or infectious (e.g., pneumonia) in nature. Observational studies suggest that, similar to atypical antipsychotic drugs, treatment with conventional antipsychotic drugs may increase mortality. The extent to which the findings of increased mortality in observational studies may be attributed to the antipsychotic drug as opposed to some characteristic(s) of the patients is not clear. Fluphenazine hydrochloride is not approved for the treatment of patients with dementia-related psychosis (see WARNINGS).

*IQVIA National Sales Perspective: Retail and Non-Retail MAT December 2020

RDY-0221-330

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. ((BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”